NEWS RELEASE	ELD No. 16-08
TSX: ELD NYSE: EGO	May 9, 2016

SKOURIES TECHNICAL STUDY APPROVED, CONSTRUCTION TO RECOMMENCE

VANCOUVER, May 9, 2016 - Eldorado Gold Corporation (“Eldorado” or the “Company”) confirms that Hellas Gold S.A., a Greek subsidiary of Eldorado, has received from Greece’s Ministry of Energy and Environment (The “Ministry”) the approval of the updated Technical Study for the Skouries Project in Halkidiki, Northern Greece. The approval of the Technical Study enables Hellas Gold to recommence construction activities at the Skouries Project site, which were suspended in January of this year (see news release dated January 11, 2016).

Paul Wright, President and Chief Executive Officer of Eldorado, commented:  “We are all very pleased with the receipt of this approval and greatly encouraged by the ongoing interaction between Hellas Gold and the Ministry and its technical services. This constructive engagement has contributed to other recent approvals including the Skouries Building Permit (February 2016), and the Olympias Installation Permit (March 2016). I believe there now exists a greatly improved shared understanding, appreciation and alignment between the Company and the Ministry in regards to the substantial benefits to be gained by the Greek society and economy through the collaborative responsible development of mineral resources in Greece.

We look forward to working together with the Ministry to advance the Skouries and Olympias Projects for the benefit of all stakeholders.”

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company’s Announcement of the Skouries Technical Study Approved, Construction to Recommence.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 687 4018 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com